Exhibit 99.1(a)(1)(E)

NEWS RELEASE
Contacts: MSC Income Fund, Inc. Dwayne L. Hyzak, CEO, dhyzak@mainstcapital.com Jesse E. Morris, CFO and COO, jmorris@mainstcapital.com 713-350-6000
MSC Income Fund Announces Commencement of Quarterly Share Repurchase Offer

HOUSTON – March 26, 2024 – MSC Income Fund, Inc. (the “Company”) today announced that it has commenced its quarterly share repurchase offer (the “Offer”) pursuant to its share repurchase program. The Company is offering to purchase the lesser of (i) the number of shares of the Company’s common stock, $0.001 par value per share (the “Shares”) the Company can repurchase with 90% of the proceeds it receives from the issuance of Shares under the Company’s dividend reinvestment plan in connection with its May 1, 2024 dividend payment and (ii) 2.5% of the weighted average number of the Shares outstanding in the prior four calendar quarters. The Offer is being made pursuant to the Offer to Purchase, dated March 26, 2024 and the related Letter of Transmittal and other documents filed with the Securities and Exchange Commission (the “SEC”) on March 26, 2024 (collectively, the “Tender Materials”).

If you would like to participate in the Offer, you must obtain the Tender Materials from the Company’s website at https://www.mscincomefund.com/investors/forms or request that the Company mail copies to you.

IMPORTANT NOTICE
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The Company expects to use available cash to purchase Shares in the Offer and to pay for fees and expenses incurred in executing the Offer. The full details of the Offer are included in Tender Materials filed with the SEC and disseminated to stockholders.

ABOUT MSC INCOME FUND, INC.
MSC Income Fund, Inc. is a principal investment firm primarily focused on providing debt capital to middle market companies and customized debt and equity financing to lower middle market companies. The Company’s lower middle market companies generally have annual revenues between $10 million and $150 million. The Company’s middle market debt investments are made in businesses that are generally larger in size than its lower middle market companies.

For general inquiries regarding the Company, please contact:
MSC Adviser I, LLC
Dwayne L. Hyzak, CEO, dhyzak@mainstcapital.com
Jesse E. Morris, CFO & COO, jmorris@mainstcapital.com
713-350-6000

For inquiries regarding a specific account or holdings therein, please contact:
Hines Securities Investor Relations
888-220-6121

ABOUT MSC ADVISER I, LLC
MSC Adviser I, LLC is a wholly owned subsidiary of Main Street Capital Corporation (NYSE: MAIN) that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. It currently manages investments for external parties, including the Company.

FORWARD-LOOKING STATEMENTS
This press release may contain certain forward-looking statements. Any such statements other than statements of historical fact are likely to be affected by other unknowable future events and conditions, including elements of the future that are or are not under the Company’s control, and that the Company may or may not have considered; accordingly, such statements cannot be guarantees or assurances of any aspect of future performance. Actual performance and results could vary materially from these estimates and projections of the future as a result of a number of factors, including those described from time to time in the Company’s filings with the Securities and Exchange Commission. Such statements speak only as of the time when made and are based on information available to the Company as of the date hereof and are qualified in their entirety by this cautionary statement. The Company assumes no obligation to revise or update any such statement now or in the future.
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